                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________


                          Commission file number 1-7006



                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)



                               BRUSH WELLMAN INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN




REQUIRED INFORMATION
--------------------

                                                                                      Page No.

        1.  Report of Independent Auditors                                                 1

        2.  Statements of Financial Condition -
            December 31, 1998 and December 31, 1997                                      2-3

        3.  Statements of Income and Changes in Plan Equity - Plan years ended
            December 31, 1998, December 31, 1997 and December 31, 1996                   4-6

        4.  Notes to Financial Statements                                               7-13

        5.  Schedules required to be filed under ERISA

            a.  Schedule of Assets held for Investment
                Purposes                                                                  14

            b.  Schedule of Reportable Transactions                                       15

        6.  Consent of Independent Auditors                                               16

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 28th day of June, 1999.


                                 BRUSH WELLMAN INC.
                                 SAVINGS AND INVESTMENT PLAN


                                 By /s/ Dennis L. Habrat
                                    ----------------------------------
                                    Member of the Administrative
                                    Committee

Report of Independent Auditors



Administrative Committee of
 Brush Wellman Inc. Savings
 and Investment Plan

We have audited the financial statements of Brush Wellman Inc. Savings and Investment Plan listed in the Annual Report on Form 11-K as of and for the years ended December 31, 1998 and 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements listed in the Annual Report on Form 11-K present fairly, in all material respects, the financial position of Brush Wellman Inc. Savings and Investment Plan at December 31, 1998 and 1997, the results of its operations and changes in its plan equity for the years ended December 31, 1998 and 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ MILLS, POTOCZAK & COMPANY


June 1, 1999

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1998

                                                                                                                     S&P 500
                          ASSETS                 GROWTH             INTERNATIONAL                INCOME               INDEX
---------------------------------------------- --------------    ----------------------   -------------------   ------------------

Brush Wellman Inc. Common Stock
    (cost $24,077,018)
Janus Fund
    (cost $13,933,288)                            $19,412,400
Templeton Foreign Fund
    (cost $7,180,217)                                                        $6,375,796
PFAMCO Equity Income Fund
    (cost $9,537,778)                                                                             $10,031,657
Northern Trust Collective Stock Index Fund
    (cost $12,696,007)                                                                                                 $18,079,379
Vanguard Asset Allocation Fund
    (cost $9,901,560)
PIMCO Total Return Fund
    (cost $8,898,619)
Northern Trust Short-Term Investment Fund
    (cost $7,904,531)
Participant Promissory Notes
    (cost $3,706,855)
Employee Benefits Money Market Fund
    (cost $54,656)
                                            ------------------    ----------------------   -------------------  -------------------
                                                   19,412,400                 6,375,796            10,031,657           18,079,379
Contribution Receivable:
    Company
    401(k)                                             53,619                    24,258                29,223               43,200
    Participant
                                            ------------------    ----------------------   -------------------  -------------------
                                                       53,619                    24,258                29,223               43,200

Dividends Receivable
Interest Receivable
Other
                                            ------------------    ----------------------   -------------------  -------------------
                                                            0                         0                     0                    0
                                            ------------------    ----------------------   -------------------  -------------------

TOTAL ASSETS                                      $19,466,019                $6,400,054           $10,060,880          $18,122,579
                                            ==================    ======================   ===================  ===================

                LIABILITIES & PLAN EQUITY

Liabilities:
    Benefits Payable
    Other

Plan Equity                                        19,466,019                 6,400,054            10,060,880           18,122,579
                                            ------------------    ----------------------   -------------------  -------------------

TOTAL LIABILITIES & PLAN EQUITY                   $19,466,019                $6,400,054           $10,060,880          $18,122,579
                                            ==================    ======================   ===================  ===================

                                                                        ASSET                    FIXED                 MONEY
                          ASSETS                                      ALLOCATION                 INCOME                MARKET
----------------------------------------------------------     -----------------------     -----------------     -----------------

Brush Wellman Inc. Common Stock
    (cost $24,077,018)
Janus Fund
    (cost $13,933,288)
Templeton Foreign Fund
    (cost $7,180,217)
PFAMCO Equity Income Fund
    (cost $9,537,778)
Northern Trust Collective Stock Index Fund
    (cost $12,696,007)
Vanguard Asset Allocation Fund
    (cost $9,901,560)                                                      $12,128,529
PIMCO Total Return Fund
    (cost $8,898,619)                                                                             $8,968,991
Northern Trust Short-Term Investment Fund
    (cost $7,904,531)                                                                                                   $7,845,440
Participant Promissory Notes
    (cost $3,706,855)
Employee Benefits Money Market Fund
    (cost $54,656)
                                                                -----------------------     -----------------     -----------------
                                                                            12,128,529             8,968,991             7,845,440
Contribution Receivable:
    Company
    401(k)                                                                      28,613                19,837                13,179
    Participant
                                                                -----------------------     -----------------     -----------------
                                                                                28,613                19,837                13,179

Dividends Receivable
Interest Receivable                                                                                   47,239                33,981
Other
                                                                -----------------------     -----------------     -----------------
                                                                                     0                47,239                33,981
                                                                -----------------------     -----------------     -----------------

TOTAL ASSETS                                                               $12,157,142            $9,036,067            $7,892,600
                                                                =======================     =================     =================

                LIABILITIES & PLAN EQUITY

Liabilities:
    Benefits Payable
    Other

Plan Equity                                                                 12,157,142             9,036,067             7,892,600
                                                                -----------------------     -----------------     -----------------

TOTAL LIABILITIES & PLAN EQUITY                                            $12,157,142            $9,036,067            $7,892,600
                                                                =======================     =================     =================

                                                    STOCK                  PAYSOP                    LOAN
                          ASSETS                     FUND                   FUND                     FUND             TOTAL
------------------------------------------------  ---------------   --------------------     --------------------     -----

Brush Wellman Inc. Common Stock
    (cost $24,077,018)                                $21,082,578               $219,311                               $21,301,889
Janus Fund
    (cost $13,933,288)                                                                                                  19,412,400
Templeton Foreign Fund
    (cost $7,180,217)                                                                                                    6,375,796
PFAMCO Equity Income Fund
    (cost $9,537,778)                                                                                                   10,031,657
Northern Trust Collective Stock Index Fund
    (cost $12,696,007)                                                                                                  18,079,379
Vanguard Asset Allocation Fund
    (cost $9,901,560)                                                                                                   12,128,529
PIMCO Total Return Fund
    (cost $8,898,619)                                                                                                    8,968,991
Northern Trust Short-Term Investment Fund
    (cost $7,904,531)                                                                                                    7,845,440
Participant Promissory Notes
    (cost $3,706,855)                                                                                  $3,706,855        3,706,855
Employee Benefits Money Market Fund
    (cost $54,656)                                         53,659                    997                                    54,656
                                                  ----------------   --------------------     -------------------- ----------------
                                                       21,136,237                220,308                3,706,855      107,905,592
Contribution Receivable:
    Company                                                77,771                                                           77,771
    401(k)                                                 20,814                                                          232,743
    Participant                                                                                                                  0
                                                  ----------------   --------------------     -------------------- ----------------
                                                           98,585                      0                        0          310,514

Dividends Receivable                                      144,435                  1,509                                   145,944
Interest Receivable                                           529                      6                                    81,755
Other                                                                                                                            0
                                                  ----------------   --------------------     -------------------- ----------------
                                                          144,964                  1,515                        0          227,699
                                                  ----------------   --------------------     -------------------- ----------------

TOTAL ASSETS                                          $21,379,786               $221,823               $3,706,855     $108,443,805
                                                  ================   ====================     ==================== ================

                LIABILITIES & PLAN EQUITY

Liabilities:
    Benefits Payable                                                                                                             0
    Other                                                                                                                        0

Plan Equity                                            21,379,786                221,823                3,706,855      108,443,805
                                                  ----------------   --------------------     -------------------- ----------------

TOTAL LIABILITIES & PLAN EQUITY                       $21,379,786               $221,823               $3,706,855     $108,443,805
                                                  ================   ====================     ==================== ================

See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1997

                                                                                                                       S&P 500
                         ASSETS                         GROWTH            INTERNATIONAL             INCOME              INDEX
-----------------------------------------------    ------------------  ----------------------  -----------------  ------------------
Brush Wellman Inc. Common Stock
    (cost $22,143,106)
Janus Fund
    (cost $12,892,394)                                   $13,986,318
Templeton Foreign Fund
    (cost $6,678,891)                                                             $6,897,662
PFAMCO Equity Income Fund
    (cost $8,273,176)                                                                                $9,583,620
Northern Trust Collective Stock Index Fund
    (cost $10,773,413)                                                                                                  $14,505,606
Vanguard Asset Allocation Fund
    (cost $7,760,450)
PIMCO Total Return Fund
    (cost $6,900,971)
Northern Trust Short-Term Investment Fund
    (cost $6,422,214)
Participant Promissory Notes
    (cost $3,498,440)
Employee Benefits Money Market Fund
    (cost $134,905)
                                                   ------------------  ----------------------  -----------------  ------------------
                                                          13,986,318               6,897,662          9,583,620          14,505,606
Contribution Receivable:
    Company
    401(k)
    Participant
                                                   ------------------  ----------------------  -----------------  ------------------
                                                                   0                       0                  0                   0

Dividends Receivable
Interest Receivable
Other
                                                   ------------------  ----------------------  -----------------  ------------------
                                                                   0                       0                  0                   0
                                                   ------------------  ----------------------  -----------------  ------------------

TOTAL ASSETS                                             $13,986,318              $6,897,662         $9,583,620         $14,505,606
                                                   ==================  ======================  =================  ==================

                LIABILITIES & PLAN EQUITY
                -------------------------

Liabilities:
    Benefits Payable
    Other

Plan Equity                                               13,986,318               6,897,662          9,583,620          14,505,606
                                                   ------------------  ----------------------  -----------------  ------------------

TOTAL LIABILITIES & PLAN EQUITY                          $13,986,318              $6,897,662         $9,583,620         $14,505,606
                                                   ==================  ======================  =================  ==================

                                                      ASSET                 FIXED              MONEY              STOCK
                         ASSETS                     ALLOCATION              INCOME             MARKET             FUND
----------------------------------------------  ---------------------  -----------------  ----------------- ----------------------
Brush Wellman Inc. Common Stock
    (cost $22,143,106)                                                                                                $27,483,732
Janus Fund
    (cost $12,892,394)
Templeton Foreign Fund
    (cost $6,678,891)
PFAMCO Equity Income Fund
    (cost $8,273,176)
Northern Trust Collective Stock Index Fund
    (cost $10,773,413)
Vanguard Asset Allocation Fund
    (cost $7,760,450)                                     $8,873,272
PIMCO Total Return Fund
    (cost $6,900,971)                                                        $7,202,491
Northern Trust Short-Term Investment Fund
    (cost $6,422,214)                                                                           $6,422,214
Participant Promissory Notes
    (cost $3,498,440)
Employee Benefits Money Market Fund
    (cost $134,905)                                                                                                       133,782
                                                ---------------------  -----------------  ----------------- ----------------------
                                                           8,873,272          7,202,491          6,422,214             27,617,514
Contribution Receivable:
    Company
    401(k)
    Participant
                                                ---------------------  -----------------  ----------------- ----------------------
                                                                   0                  0                  0                      0

Dividends Receivable                                                                                                      134,127
Interest Receivable                                                              37,250             30,647                    751
Other
                                                ---------------------  -----------------  ----------------- ----------------------
                                                                   0             37,250             30,647                134,878
                                                ---------------------  -----------------  ----------------- ----------------------

TOTAL ASSETS                                              $8,873,272         $7,239,741         $6,452,861            $27,752,392
                                                =====================  =================  ================= ======================

                LIABILITIES & PLAN EQUITY
                -------------------------

Liabilities:
    Benefits Payable
    Other

Plan Equity                                                8,873,272          7,239,741          6,452,861             27,752,392
                                                ---------------------  -----------------  ----------------- ----------------------

TOTAL LIABILITIES & PLAN EQUITY                           $8,873,272         $7,239,741         $6,452,861            $27,752,392
                                                =====================  =================  ================= ======================

                                                          PAYSOP                       LOAN
                         ASSETS                            FUND                        FUND                         TOTAL
-----------------------------------------------  --------------------------  --------------------------             -----
Brush Wellman Inc. Common Stock
    (cost $22,143,106)                                            $321,612                                              $27,805,344
Janus Fund
    (cost $12,892,394)                                                                                                   13,986,318
Templeton Foreign Fund
    (cost $6,678,891)                                                                                                     6,897,662
PFAMCO Equity Income Fund
    (cost $8,273,176)                                                                                                     9,583,620
Northern Trust Collective Stock Index Fund
    (cost $10,773,413)                                                                                                   14,505,606
Vanguard Asset Allocation Fund
    (cost $7,760,450)                                                                                                     8,873,272
PIMCO Total Return Fund
    (cost $6,900,971)                                                                                                     7,202,491
Northern Trust Short-Term Investment Fund
    (cost $6,422,214)                                                                                                     6,422,214
Participant Promissory Notes
    (cost $3,498,440)                                                                       $3,498,440                    3,498,440
Employee Benefits Money Market Fund
    (cost $134,905)                                                  1,123                                                  134,905
                                                 --------------------------  --------------------------   --------------------------
                                                                   322,735                   3,498,440                   98,909,872
Contribution Receivable:
    Company                                                                                                                       0
    401(k)                                                                                                                        0
    Participant                                                                                                                   0
                                                 --------------------------  --------------------------   --------------------------
                                                                         0                           0                            0

Dividends Receivable                                                 1,575                                                  135,702
Interest Receivable                                                      5                                                   68,653
Other                                                                                                                             0
                                                 --------------------------  --------------------------   --------------------------
                                                                     1,580                           0                      204,355
                                                 --------------------------  --------------------------   --------------------------

TOTAL ASSETS                                                      $324,315                  $3,498,440                  $99,114,227
                                                 ==========================  ==========================   ==========================

                LIABILITIES & PLAN EQUITY
                -------------------------

Liabilities:
    Benefits Payable                                                                                                              0
    Other                                                                                                                         0

Plan Equity                                                        324,315                   3,498,440                   99,114,227
                                                 --------------------------  --------------------------   --------------------------

TOTAL LIABILITIES & PLAN EQUITY                                   $324,315                  $3,498,440                  $99,114,227
                                                 ==========================  ==========================   ==========================

See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1998

                                                                                                                      S&P 500
                                             GROWTH                INTERNATIONAL                INCOME                 INDEX
                                             ------                -------------                ------                 -----

Investment Income:
   Dividends                                     $513,121                     $58,622             $1,364,729               $225,661
   Interest
   Other Income (Expense)                                                     628,071                                     1,087,253
                                         -----------------    ------------------------    -------------------    ------------------
                                                  513,121                     686,693              1,364,729              1,312,914

Realized Gain (Loss) on
   Investments--Note E                            551,183                     (37,448)               224,750              1,109,222

Unrealized Appreciation (Depreciation)
   on Investments--Note F                       4,385,188                  (1,023,193)              (816,565)             1,651,179

Contributions--Note B
   Company
   401(k)                                       1,707,194                     840,593                918,092              1,320,950
                                         -----------------    ------------------------    -------------------    ------------------
                                                1,707,194                     840,593                918,092              1,320,950

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                          (867,592)                   (665,128)              (662,920)              (642,554)

Loan Transfers                                    (62,329)                     59,951                 45,653                (84,556)

Withdrawals and
   Terminations--Note C                           747,064                     359,076                596,479              1,050,182
                                         -----------------    ------------------------    -------------------    ------------------

Income and Changes in Plan Equity               5,479,701                    (497,608)               477,260              3,616,973

Plan Equity at Beginning of the Year           13,986,318                   6,897,662              9,583,620             14,505,606
                                         -----------------    ------------------------    -------------------    ------------------

Plan Equity at End of the Year                $19,466,019                  $6,400,054            $10,060,880            $18,122,579
                                         =================    ========================    ===================    ==================

                                                  ASSET                 FIXED                 MONEY                 STOCK
                                               ALLOCATION              INCOME                MARKET                  FUND
                                               ----------              ------                ------                  ----

Investment Income:
   Dividends                                          $353,888                                                           $554,137
   Interest                                                                 802,342               371,411                   8,351
   Other Income (Expense)                              550,368                                                             66,839
                                           --------------------   ------------------    ------------------   ---------------------
                                                       904,256              802,342               371,411                 629,327

Realized Gain (Loss) on
   Investments--Note E                                 382,634              107,657                                       342,212

Unrealized Appreciation (Depreciation)
   on Investments--Note F                            1,114,148             (183,907)                                   (8,351,270)

Contributions--Note B
   Company                                                                                                              2,369,035
   401(k)                                              849,234              604,554               379,519                 539,502
                                           --------------------   ------------------    ------------------   ---------------------
                                                       849,234              604,554               379,519               2,908,537

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                                730,096            1,043,600             1,687,428                (615,817)

Loan Transfers                                           2,219               79,748               (51,729)                (34,336)

Withdrawals and
   Terminations--Note C                                698,717              657,668               946,890               1,251,259
                                           --------------------   ------------------    ------------------   ---------------------

Income and Changes in Plan Equity                    3,283,870            1,796,326             1,439,739              (6,372,606)

Plan Equity at Beginning of the Year                 8,873,272            7,239,741             6,452,861              27,752,392
                                           --------------------   ------------------    ------------------   ---------------------

Plan Equity at End of the Year                     $12,157,142           $9,036,067            $7,892,600             $21,379,786
                                           ====================   ==================    ==================   =====================

                                               PAYSOP                  LOAN
                                                FUND                   FUND                   TOTAL
                                                ----                   ----                   -----

Investment Income:
   Dividends                                         $6,093                                      $3,076,251
   Interest                                              70               $271,362                1,453,536
   Other Income (Expense)                            (1,294)                                      2,331,237
                                          ------------------    -------------------    ---------------------
                                                      4,869                271,362                6,861,024

Realized Gain (Loss) on
   Investments--Note E                               (1,325)                                      2,678,885

Unrealized Appreciation (Depreciation)
   on Investments--Note F                           (86,167)                                     (3,310,587)

Contributions--Note B
   Company                                                                                        2,369,035
   401(k)                                                                                         7,159,638
                                          ------------------    -------------------    ---------------------
                                                                                                  9,528,673

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                              (7,113)

Loan Transfers                                                              45,379

Withdrawals and
   Terminations--Note C                              12,756                108,326                6,428,417
                                          ------------------    -------------------    ---------------------

Income and Changes in Plan Equity                  (102,492)               208,415                9,329,578

Plan Equity at Beginning of the Year                324,315              3,498,440               99,114,227
                                          ------------------    -------------------    ---------------------

Plan Equity at End of the Year                     $221,823             $3,706,855             $108,443,805
                                          ==================    ===================    =====================

See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1997

                                                                                                                   S&P 500
                                         GROWTH                 INTERNATIONAL               INCOME                  INDEX
                                         ------                 -------------               ------                  -----

Investment Income:
   Dividends                                  $589,960                    $322,339              $244,109                $196,820
   Interest                                        506                         293                   342                     542
   Other Income (Expense)                    1,734,370                     429,223             1,140,446               1,019,158
                                      -----------------    ------------------------    ------------------    --------------------
                                             2,324,836                     751,855             1,384,897               1,216,520

Realized Gain (Loss) on
   Investments--Note E                         281,312                     151,331               128,931                 485,403

Unrealized Appreciation (Depreciation)
   on Investments--Note F                     (133,969)                   (476,424)              696,051               1,655,317

Contributions--Note B
   Company
   401(k)                                    1,495,850                     881,985               768,668               1,073,326
                                      -----------------    ------------------------    ------------------    --------------------
                                             1,495,850                     881,985               768,668               1,073,326

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                       (100,358)                   (104,166)              509,790                 898,543

Loan Transfers                                  32,148                      62,807                 6,952                 (93,106)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                        282,152                     399,028               426,305                 355,993
                                      -----------------    ------------------------    ------------------    --------------------

Income and Changes in Plan Equity            3,617,667                     868,360             3,068,984               4,880,010

Plan Equity at Beginning of the Year        10,368,651                   6,029,302             6,514,636               9,625,596
                                      -----------------    ------------------------    ------------------    --------------------

Plan Equity at End of the Year             $13,986,318                  $6,897,662            $9,583,620             $14,505,606
                                      =================    ========================    ==================    ====================

                                                ASSET                  FIXED                MONEY                   STOCK
                                             ALLOCATION               INCOME               MARKET                   FUND
                                             ----------               ------               ------                   ----

Investment Income:
   Dividends                                        $285,646                                                             $512,954
   Interest                                              319               426,821              376,814                    16,269
   Other Income (Expense)                            391,483               178,664                                         23,624
                                         --------------------    ------------------   ------------------    ----------------------
                                                     677,448               605,485              376,814                   552,847

Realized Gain (Loss) on
   Investments--Note E                               154,090                88,134                                        129,878

Unrealized Appreciation (Depreciation)
   on Investments--Note F                          1,073,388               (25,567)                                     8,830,479

Contributions--Note B
   Company                                                                                                              2,113,241
   401(k)                                            702,802               569,428              384,661                   440,310
                                         --------------------    ------------------   ------------------    ----------------------
                                                     702,802               569,428              384,661                 2,553,551

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                              140,557              (347,350)             151,572                (1,134,258)

Loan Transfers                                           743               (32,498)             (41,032)                  (37,296)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                              766,569               284,751            1,206,927                 1,114,922
                                         --------------------    ------------------   ------------------    ----------------------

Income and Changes in Plan Equity                  1,982,459               572,881             (334,912)                9,780,279

Plan Equity at Beginning of the Year               6,890,813             6,666,860            6,787,773                17,972,113
                                         --------------------    ------------------   ------------------    ----------------------

Plan Equity at End of the Year                    $8,873,272            $7,239,741           $6,452,861               $27,752,392
                                         ====================    ==================   ==================    ======================

                                                PAYSOP                    LOAN
                                                 FUND                     FUND                    TOTAL
                                                 ----                     ----                    -----

Investment Income:
   Dividends                                           $6,170                                        $2,157,998
   Interest                                               397                 $253,118                1,075,421
   Other Income (Expense)                              (1,557)                                        4,915,411
                                         ---------------------    ---------------------    ---------------------
                                                        5,010                  253,118                8,148,830

Realized Gain (Loss) on
   Investments--Note E                                (52,977)                                        1,366,102

Unrealized Appreciation (Depreciation)
   on Investments--Note F                             163,010                                        11,782,285

Contributions--Note B
   Company                                                                                            2,113,241
   401(k)                                                                                             6,317,030
                                         ---------------------    ---------------------    ---------------------
                                                                                                      8,430,271

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                               (14,330)

Loan Transfers                                                                  67,743                  (33,539)

Unallocated Loan Payments                                                       33,539                   33,539

Withdrawals and
   Terminations--Note C                                14,202                  112,842                4,963,691
                                         ---------------------    ---------------------    ---------------------

Income and Changes in Plan Equity                      86,511                  241,558               24,763,797

Plan Equity at Beginning of the Year                  237,804                3,256,882               74,350,430
                                         ---------------------    ---------------------    ---------------------

Plan Equity at End of the Year                       $324,315               $3,498,440              $99,114,227
                                         =====================    =====================    =====================

See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                                   S&P 500
                                              GROWTH                INTERNATIONAL              INCOME               INDEX
                                              ------                -------------              ------               -----

Investment Income:
   Dividends                                       $78,618                    $155,189            $284,737             $196,318
   Interest                                                                                                                  40
   Other Income (Expense)                        1,103,696                     100,887             823,796              487,760
                                         ------------------    ------------------------   -----------------    -----------------
                                                 1,182,314                     256,076           1,108,533              684,118

Realized Gain (Loss) on
   Investments--Note E                             156,231                      72,722             125,283              235,967

Unrealized Appreciation (Depreciation)
   on Investments--Note F                          224,826                     567,238             (75,051)             791,262

Contributions--Note B
   Company
   401(k)                                        1,235,328                     768,459             633,965              771,948
                                         ------------------    ------------------------   -----------------    -----------------
                                                 1,235,328                     768,459             633,965              771,948

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                            693,444                    (279,414)            298,540              531,373

Loan Transfers                                       5,708                       4,535             (34,396)               5,128

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                            396,728                     134,326             322,488              448,605
                                         ------------------    ------------------------   -----------------    -----------------

Income and Changes in Plan Equity                3,101,123                   1,255,290           1,734,386            2,571,191

Plan Equity at Beginning of the Year             7,267,528                   4,774,012           4,780,250            7,054,405
                                         ------------------    ------------------------   -----------------    -----------------

Plan Equity at End of the Year                 $10,368,651                  $6,029,302          $6,514,636           $9,625,596
                                         ==================    ========================   =================    =================

                                                 ASSET                 ASSET                 FIXED                MONEY
                                              ALLOCATION             ALLOCATION              INCOME               MARKET
                                              ----------             ----------              ------               ------

Investment Income:
   Dividends                                          $59,791              $184,120
   Interest                                                                                      429,974              346,350
   Other Income (Expense)                              30,426               372,533
                                          --------------------   -------------------    -----------------    -----------------
                                                       90,217               556,653              429,974              346,350

Realized Gain (Loss) on
   Investments--Note E                                470,725                 4,310               53,664

Unrealized Appreciation (Depreciation)
   on Investments--Note F                            (312,645)               39,434             (199,966)

Contributions--Note B
   Company
   401(k)                                             338,277               282,974              619,396              423,544
                                          --------------------   -------------------    -----------------    -----------------
                                                      338,277               282,974              619,396              423,544

Investment Election Change:
   7/1/96 Plan Change                              (5,927,322)            5,927,322
   Current Year Changes                              (272,484)              168,495             (544,791)             (57,542)

Loan Transfers                                         12,176               (13,856)              16,034              (93,033)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                               209,694                74,519              279,031              427,521
                                          --------------------   -------------------    -----------------    -----------------

Income and Changes in Plan Equity                  (5,810,750)            6,890,813               95,280              191,798

Plan Equity at Beginning of the Year                5,810,750                     0            6,571,580            6,595,975
                                          --------------------   -------------------    -----------------    -----------------

Plan Equity at End of the Year                             $0            $6,890,813           $6,666,860           $6,787,773
                                          ====================   ===================    =================    =================

                                               STOCK                  PAYSOP                   LOAN
                                               FUND                    FUND                    FUND                    TOTAL
                                               ----                    ----                    ----                    -----

Investment Income:
   Dividends                                       $442,822                  $7,080                                      $1,408,675
   Interest                                           6,117                   1,118                $251,904               1,035,503
   Other Income (Expense)                             1,374                  (1,469)                                      2,919,003
                                        --------------------    --------------------    --------------------    --------------------
                                                    450,313                   6,729                 251,904               5,363,181

Realized Gain (Loss) on
   Investments--Note E                              (45,347)                                                              1,073,555

Unrealized Appreciation (Depreciation)
   on Investments--Note F                          (998,240)                (11,142)                                         25,716

Contributions--Note B
   Company                                        1,910,402                                                               1,910,402
   401(k)                                           401,965                                                               5,475,856
                                        --------------------    --------------------    --------------------    --------------------
                                                  2,312,367                                                               7,386,258

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                            (531,725)                 (5,896)

Loan Transfers                                     (107,585)                                         82,865                (122,424)

Unallocated Loan Payments                                                                           (87,732)                (87,732)

Withdrawals and
   Terminations--Note C                             774,613                  11,168                  92,213               3,170,906
                                        --------------------    --------------------    --------------------    --------------------

Income and Changes in Plan Equity                   305,170                 (21,477)                154,824              10,467,648

Plan Equity at Beginning of the Year             17,666,943                 259,281               3,102,058              63,882,782
                                        --------------------    --------------------    --------------------    --------------------

Plan Equity at End of the Year                  $17,972,113                $237,804              $3,256,882             $74,350,430
                                        ====================    ====================    ====================    ====================

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN

           DECEMBER 31, 1998, DECEMBER 31, 1997 AND DECEMBER 31, 1996


NOTE A - The accounting records of the Brush Wellman Inc. Savings and Investment Plan (Plan) are maintained on the accrual basis. Investments are stated at current market value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. Investment in participant units of the Northern Trust Short-Term Investment Fund and the Employee Benefits Money Market Fund are stated at market value as determined by the Trustee. Cost is determined by the average cost method.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Plan reclassified certain capital gain distributions as investment income for the years ended December 31, 1997 and 1996.

NOTE B - The Plan is a defined contribution plan which covers certain eligible employees of Brush Wellman Inc. (Company).

        The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions were matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

        An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

        An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amounts were $10,000 in 1998, $9,500 in 1997 and $9,500 in 1996. All employee and Company matching contributions are fully vested at all times.

        Participants may direct that their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the following: Growth Fund, International Fund, Income Fund, S&P 500 Index Fund, Asset Allocation Fund, Fixed Income Fund, Money Market Fund and the Company Stock Fund in increments of 1%. All Company matching contributions are invested in the Company Stock Fund except with respect to Participants age 55 or older who may transfer such contributions to other investment funds.

        The Growth Fund invests primarily in the Janus Fund. The objective of the fund is to produce capital appreciation; dividend income is a secondary source of return. The fund invests primarily in the stocks of companies and industries that are experiencing increasing demand for their products and services. There were 1,313 participants in the fund at the end of the Plan year.

        The International Fund invests primarily in the Templeton Foreign Fund. The objective of the fund is to produce capital appreciation. The fund primarily invests in stocks of companies located outside of the United States. There were 869 participants in the fund at the end of the Plan year.

        The Income Fund invests primarily in the PFAMCO Equity Income Fund. The objective of the fund is to seek current income from stocks in each industry that have low prices relative to their earnings and high dividend yields. The fund will usually be fully invested in stocks. There were 925 participants in the fund at the end of the Plan year.

        The S&P 500 Index Fund invests primarily in the Northern Trust Collective Stock Index Fund. The objective of the fund is to produce returns that match the returns of the Standand & Poor's 500 Stock Index. The fund proportionately invests in each of the stocks that comprise the Standard & Poor's 500 Stock Index. There were 1,171 participants in the fund at the end of the Plan year.

        The Asset Allocation Fund invests primarily in the Vanguard Asset Allocation Fund. The objective of the fund is to maximize total returns consistent with reasonable risk using a combination of stocks, bonds, and money market investments. Prior to July 1, 1996, the Asset Allocation Fund invested primarily in the Phoenix Total Return Fund. There were 911 participants in the fund at the end of the Plan year.

        The Fixed Income Fund invests primarily in the PIMCO Total Return Fund. The objective of the fund is to seek current income and capital appreciation. The fund invests in bonds with an average maturity of three to six years and will generally be invested in high quality securities including U.S. Government bonds, corporate bonds, mortgage-related securities and money market investments. There were 632 participants in the fund at the end of the Plan year.

        The Money Market Fund invests primarily in the Northern Trust Short-Term Investment Fund. The objective of the fund is to maximize current income on cash reserves to the extent consistent with principal preservation and maintenance of liquidity. The fund invests in high-grade money market instruments with short maturities. There were 497 participants in the fund at the end of the Plan year.

        The Company Stock Fund invests primarily in Brush Wellman Inc. Common Stock. There were 1,828 participants in the fund at the end of the Plan year.

        On July 1, 1996 the Plan changed the investment choice for the Asset Allocation Fund from the Phoenix Total Return Fund to the Vanguard Asset Allocation Fund. All assets from the Phoenix Fund were transferred into the Vanguard Fund effective this date.

        The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

        A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant. The promissory notes are held in trust as a separate fund, Loan Fund, of the Plan.

        Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

        All costs and expenses incurred in connection with the administration of the Plan for 1998, 1997, and 1996 were paid by the Company.

        Information concerning the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description. Copies of this pamphlet are available from the Plan administrator.

NOTE C - At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

        The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

        Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

        ( i)    Lump sum payment in cash; or
        (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.

NOTE D - Shares of face value by investment as of December 31, 1998 and December 31, 1997 are as follows:

                                                         Shares By Investment
                                                     -----------------------------
                  Investment                            1998             1997
                  ----------                            ----             ----
Janus Fund                                               576,891          561,700
Templeton Fund                                           759,928          693,232
PFAMCO Equity Income Fund                                701,024          629,259
Northern Trust Collective Stock
   Index Fund                                            803,885          767,899
Vanguard Asset Allocation Fund                           497,479          421,533
PIMCO Total Return Fund                                  850,948          679,480
Northern Trust Short-Term
   Investment Fund                                     7,879,421        6,422,213
Brush Wellman Inc. Common Stock                        1,218,954        1,134,912
Employee Benefit Money Market Fund                        54,656          134,905

In addition, $3,706,855 and $3,498,440 were invested in Participant Promissory Notes as of December 31, 1998 and December 31, 1997, respectively.

NOTE E: The net realized gain (loss) on sales of investments for the Plan years ended December 31, 1998, December 31, 1997 and December 31, 1996 is as follows:

                                                                              1998
                                                  ----------------------------------------------------------------
                 Investment                           Shares           Cost          Proceeds       Gain(Loss)
                 ----------                           ------           ----          --------       ----------

Janus Fund                                                112,076      $2,629,158      $3,180,340        $551,183
Templeton Fund                                            175,388       1,693,106       1,655,658         (37,448)
PFAMCO Equity Income Fund                                 124,811       1,677,872       1,902,621         224,750
Northern Trust Collective Stock
   Index Fund                                             181,760       2,695,723       3,804,945       1,109,222
Vanguard Asset Allocation Fund                             93,090       1,784,767       2,167,401         382,634
PIMCO Total Return Fund                                   218,312       2,242,090       2,349,747         107,657
Brush Wellman Inc. Common Stock                            73,635       1,449,860       1,790,747         340,887
                                                                                                  ----------------
                                                                                                       $2,678,885
                                                                                                  ================

                                                                              1997
                                                  ----------------------------------------------------------------
                 Investment                           Shares           Cost          Proceeds          Gain
                 ----------                           ------           ----          --------          ----

Janus Fund                                                 48,746      $1,077,407      $1,358,719        $281,312
Templeton Fund                                             92,636         877,911       1,029,242         151,331
PFAMCO Equity Income Fund                                  41,321         520,442         649,373         128,931
Northern Trust Collective Stock
   Index Fund                                              87,600       1,130,877       1,616,280         485,403
Vanguard Asset Allocation Fund                             72,313       1,299,597       1,453,687         154,090
PIMCO Total Return Fund                                   169,306       1,673,917       1,762,051          88,134
Brush Wellman Inc. Common Stock                            69,353       1,420,909       1,497,811          76,901
                                                                                                  ----------------
                                                                                                       $1,366,102
                                                                                                  ================

                                                                              1996
                                                  ----------------------------------------------------------------
                 Investment                           Shares           Cost          Proceeds       Gain(Loss)
                 ----------                           ------           ----          --------       ----------

Janus Fund                                                 32,450        $665,430        $821,661        $156,231
Templeton Fund                                             97,393         879,703         952,425          72,722
PFAMCO Equity Income Fund                                  54,403         640,837         766,120         125,283
Northern Trust Collective Stock
   Index Fund                                              75,307         872,895       1,108,862         235,967
Phoenix Total Return Fund                                 396,623       6,033,647       6,504,372         470,725
Vanguard Asset Allocation Fund                              8,232         146,556         150,866           4,310
PIMCO Total Return Fund                                   142,677       1,416,931       1,470,595          53,664
Brush Wellman Inc. Common Stock                            48,137         928,849         883,502         (45,347)
                                                                                                  ----------------
                                                                                                       $1,073,555
                                                                                                  ================

The Department of Labor requires that realized gains and losses be calculated using current cost (cost at the beginning of the Plan Year) rather than historical cost. Realized gains (losses) under the current cost method for the year ended December 31, 1998 are as follows:

                                                                                     Realized
                                                                                    Gain/(Loss)
                                                                                  ----------------

Brush Wellman Inc. Common Stock                                                          $336,458
Janus Fund                                                                                607,915
Templeton Fund                                                                            (34,100)
PFAMCO Equity Income Fund                                                                 261,666
Northern Trust Collective Stock Index Fund                                              1,254,905
Vanguard Asset Allocation Fund                                                            453,617
PIMCO Total Return Fund                                                                   120,550
                                                                                  ----------------
                                                                                       $3,001,011
                                                                                  ================

NOTE F - The unrealized appreciation (depreciation) of investments for the Plan years ended December 31, 1998, December 31, 1997 and December 31, 1996 is as follows:

                                                                Balance                                 Balance
                                                               January 1                              December 31
                                                                 1998               Change                1998
                                                             --------------     ---------------      ---------------

Janus Fund                                                      $1,093,923          $4,385,188           $5,479,111
Templeton Fund                                                     218,772          (1,023,193)            (804,421)
PFAMCO Equity Income Fund                                        1,310,444            (816,565)             493,879
Northern Trust Collective Stock Index Fund                       3,732,193           1,651,179            5,383,372
Vanguard Asset Allocation Fund                                   1,112,822           1,114,148            2,226,970
PIMCO Total Return Fund                                            301,521            (183,907)             117,614
Brush Wellman Inc. Common Stock                                  5,662,239          (8,437,437)          (2,775,198)
                                                                                ---------------
                                                                                   ($3,310,587)
                                                                                ===============

                                                                Balance                                 Balance
                                                               January 1                              December 31
                                                                 1997               Change                1997
                                                             --------------     ---------------      ---------------

Janus Fund                                                      $1,227,892           ($133,969)          $1,093,923
Templeton Fund                                                     695,196            (476,424)             218,772
PFAMCO Equity Income Fund                                          614,393             696,051            1,310,444
Northern Trust Collective Stock Index Fund                       2,076,876           1,655,317            3,732,193
Vanguard Asset Allocation Fund                                      39,434           1,073,388            1,112,822
PIMCO Total Return Fund                                            327,088             (25,567)             301,521
Brush Wellman Inc. Common Stock                                 (3,331,250)          8,993,489            5,662,239
                                                                                ---------------
                                                                                   $11,782,285
                                                                                ===============

                                                                Balance                                 Balance
                                                               January 1                              December 31
                                                                 1996               Change                1996
                                                             --------------     ---------------      ---------------

Janus Fund                                                      $1,003,066            $224,826           $1,227,892
Templeton Fund                                                     127,958             567,238              695,196
PFAMCO Equity Income Fund                                          689,444             (75,051)             614,393
Northern Trust Collective Stock Index Fund                       1,285,614             791,262            2,076,876
Phoenix Total Return Fund                                          312,645            (312,645)                   0
Vanguard Asset Allocation Fund                                           0              39,434               39,434
PIMCO Total Return Fund                                            527,054            (199,966)             327,088
Brush Wellman Inc. Common Stock                                 (2,321,868)         (1,009,382)          (3,331,250)
                                                                                ---------------
                                                                                       $25,716
                                                                                ===============

The Department of Labor requires that unrealized appreciation and depreciation be calculated using current cost rather that historical cost. Unrealized gains and losses under the current cost method for the year ended December 31, 1998 are as follows:

                                                                                  CHANGE IN
                                                                              UNREALIZED GAIN/(LOSS)
                                                                           ---------------------------

Janus Fund                                                                          $4,328,456
Templeton Fund                                                                      (1,026,541)
PFAMCO Equity Income Fund                                                             (853,481)
Northern Trust Collective Stock Index Fund                                           1,505,496
Vanguard Asset Allocation Fund                                                       1,043,165
PIMCO Total Return Fund                                                               (196,800)
Brush Wellman Inc. Common Stock                                                     (8,432,937)
                                                                                ---------------
                                                                                   ($3,632,642)
                                                                                ===============

NOTE G - The Internal Revenue Service has determined that the Plan is qualified under Internal Revenue Code Section 401(a) and that the related trust is, therefore, tax-exempt under Code Section 501(a).

        Continued qualification of the Plan depends upon timely adoption and operational application of certain amendments required as a result of the Tax Reform Act of 1986 (Act). In the Company's opinion, the Plan is operating in compliance with the applicable provisions of the Act.

        The Company is allowed a federal income tax deduction for its employer matching contributions to the Plan.

        The Plan provides, among other things, for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement (CODA) under
Section 401(k) of the IRC. CODA contributions made to the Trust for a participant will reduce a participant's current compensation and will not be included in the gross income of the participant for federal income tax purposes in the year made. Such amounts will, however, be considered as part of the participant's gross income for purposes of Social Security taxes.

        Non-CODA contributions withheld under the Plan from a participant through payroll deductions will be included in the gross income of the participant in the year withheld and are not deductible by the participant for federal income tax purposes.

        A participant does not become subject to federal income taxes as a result of their participation in the Plan until the assets in their account are withdrawn by, or distributed to, the participant.


NOTE H - The Plan was restated on January 1, 1995. There have been subsequent amendments numbered 1 through 8, all generally effective before December 31, 1998. These amendments provide for certain provisions concerning member contributions, distributions, key employee testing, covered employees and changes required by current regulations.

                               BRUSH WELLMAN INC.
                            SAVINGS & INVESTMENT PLAN
                                DECEMBER 31, 1998


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES:

                                                                                                    CURRENT
                  INVESTMENTS                          DESCRIPTION              COST                 VALUE
                  -----------                          -----------              ----                 -----
Brush Wellman Inc. Common Stock                    Common Stock                 $24,077,018          $21,301,889

Janus Fund                                         Mutual Fund                  $13,933,288          $19,412,400

Templeton Fund                                     Mutual Fund                   $7,180,217           $6,375,796

PFAMCO Equity Income Fund                          Mutual Fund                   $9,537,778          $10,031,657

Northern Trust Collective Stock Index Fund         Mutual Fund                  $12,696,007          $18,079,379

Vanguard Asset Allocation Fund                     Mutual Fund                   $9,901,560          $12,128,529

PIMCO Total Return Fund                            Mutual Fund                   $8,898,619           $8,968,991

Northern Trust Short-Term Investment Fund          Bank Common/                  $7,904,531           $7,845,440
                                                   Collective Trust

Participant Promissory Notes                       Participant Loans             $3,706,855           $3,706,855

Employee Benefit Money Market Fund                 Bank Common/                     $54,656              $54,656
                                                   Collective Trust

                               BRUSH WELLMAN INC.
                            SAVINGS & INVESTMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998


                                                                             PURCHASES
                                                                   -------------------------------
IDENTITY OF PARTY INVOLVED                 DESCRIPTION OF ASSET    # TRANS           COST
--------------------------                 --------------------    -------           ----

Brush Wellman Inc. Common Stock                Common Stock            33              $3,701,902.44

Janus Fund                                     Mutual Fund            114               3,670,051.25

Northern Trust Collective Stock Index Fund     Mutual Fund            124               4,618,317.19

PIMCO Total Return Fund                        Mutual Fund            102               4,192,499.13

Vanguard Asset Allocation Fund                 Mutual Fund            118               3,925,875.76

                                                                          SALES
                                           --------------------------------------------------------------------
IDENTITY OF PARTY INVOLVED                 # TRANS         PROCEEDS              COST              GAIN
--------------------------                 -------         --------              ----              ----

Brush Wellman Inc. Common Stock                29              $1,790,746.59      $1,449,860.02       $340,886.57

Janus Fund                                    100               3,180,340.38       2,629,157.70        551,182.68

Northern Trust Collective Stock Index Fund    101               3,804,945.16       2,695,723.03      1,109,222.13

PIMCO Total Return Fund                        70               2,349,747.43       2,242,090.35        107,657.08

Vanguard Asset Allocation Fund                 72               2,167,400.84       1,784,766.55        382,634.29

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the registration statement on Form S-8 under the Securities Exchange Act of 1933 of Brush Wellman Inc. for the year ended December 31, 1998 of our report dated June 1, 1999, with respect to the financial statements and schedules of the Brush Wellman Inc. Savings and Investment Plan included in this Annual Report (11-K) for the year ended December 31, 1998.


                                                   /s/ MILLS, POTOCZAK & COMPANY


Cleveland, Ohio
June 1, 1999